CUSIP No. 00817R03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 8)*

Under the Securities Exchange Act of 1934

AETRIUM INCORPORATED
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00817R03
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue
Old Greenwich, Connecticut 06870
(203) 542-7020

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 30, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		60,588
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
60,588
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,588
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		60,588
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
60,588
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,588
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		60,588
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
60,588
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,588
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		60,588
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
60,588
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,588
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

Item 1.     Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 7 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on August 14, 2012 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Aetrium Incorporated (the “Issuer” or the “Company”), and amended on August 30, 2012 (“Amendment No. 1”), September 20, 2012 (“Amendment No. 2”), October 2, 2012 (“Amendment No. 3”), October 9, 2012 (“Amendment No. 4”), January 31, 2013 (“Amendment No. 5”), March 13, 2013 (“Amendment No. 6”), and October 30, 2013 (“Amendment No. 7”) is hereby amended by this Amendment No. 8 to furnish additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 2350 Helen Street, North St. Paul, Minnesota 55109.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 7 in its entirety and replacing it with the following:

The shares of Common Stock purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted below.  The aggregate purchase price of the 60,588 shares of Common Stock beneficially owned by Lone Star Value Investors is approximately $481,414.95, including commissions and fees.

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment No. 7 in its entirety and replacing it with the following:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 1,078,145 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported outstanding as of August 2, 2013 in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2013, as amended by the Issuer’s 1 for 10 reverse stock split of its Common Shares which was announced by the Issuer on September 27, 2014, and effective as of October 11, 2013.

A.	Lone Star Value Investors

(a)	As of the close of business on the date hereof, Lone Star Value Investors beneficially owned 60,588 shares of Common Stock.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 60,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,588
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Lone Star Value Investors during the past 60 days are set forth below.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 60,588 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 60,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,588
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock on behalf of Lone Star Value Investors during the past 60 days are set below.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 60,588 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 60,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,588
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock on behalf of Lone Star Value Investors during the past 60 days are set forth below.

D.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may also be deemed the beneficial owner of the 60,588 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 60,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,588
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Eberwein and on behalf of Lone Star Value Investors during the past 60 days are set forth below.

An aggregate of 60,588 shares of Common Stock of the Issuer (approximately 5.62%) are reported on this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

During the last 60 days, the Reporting Persons listed below have purchased (or sold) the following shares of Common Stock of the Issuer on the open market, unless otherwise noted:

Jeffrey E. Eberwein
Date of Transaction	Quantity		$ Amount	Price Per Share
9/30/2013	(60,588	) 1,2	-	-

Lone Star Value Investors, LP
Date of Transaction	Quantity		$ Amount	Price Per Share
9/30/2013	60,588	3	-	-

1 The number of shares transferred to Lone Star Value Investors, LP, an affiliate of Mr. Eberwein, from Mr.  Eberwein in an exempt transaction was 605,588; which number reflects the number of shares of the Company’s common stock held by Mr. Eberwein prior to the Issuer’s 1 for 10 reverse stock split, which took effect on October 11, 2103.  The number of shares reported in this Amendment 8 reflects the number of shares held post such reverse stock.
2 Shares were transferred to Lone Star Value Investors, LP, an affiliate of Mr. Eberwein, in an exempt transaction.
3 Shares were acquired from Mr. Eberwein, an affiliate of Lone Star Value Investors, LP, in an exempt transaction.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 7.     Material to be Filed as Exhibits

Item 7 is hereby amended by deleting Item 7 of Amendment No. 7 in its entirety and replacing it with the following:

Exhibit 99.1	Joint Filing Agreement filed with the Initial 13D on August 14, 2012 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2013

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

By:	/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein, Individual